CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION
OF

SCRIMMAGE CO.
(a Delaware corporation)

(Pursuant to Sections 141(f), 228 and 242 of the
General Corporation Law of the State of Delaware)

Scrimmage Co. (the "*Corporation*"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "*DGCL*")

HEREBY CERTIFIES THAT:

FIRST: The Corporation was originally incorporated pursuant to the DGCL on February 11, 2022, under the name Scrimmage Co.; and

SECOND: That the following was duly adopted in accordance with the provisions of Sections 141(f), 228 and 242 of the DGCL by the directors and stockholders of the Corporation:

The fourth section of the Corporation's Certificate of Incorporation is hereby amended and restated to read as follows:

"**Fourth:** This Corporation is authorized to issue one class of stock to be designated "*Common Stock*." The total number of shares which the Corporation is authorized to issue is 10,000,000 shares, all of which shall be Common Stock, par value $0.00001 per share.

Immediately upon the filing of the Certificate of Amendment to the Certificate of Incorporation, without any further action on the part of any stockholder of the Corporation, a stock split of the Corporation's outstanding Common Stock shall be effected whereby each one (1) share of issued and outstanding Common Stock shall be split into one thousand (1,000) shares of Common Stock. All references to numbers and amounts of shares of Common Stock set forth in the Certificate of Incorporation shall be deemed to include and reflect the effects of the stock split set forth herein, and shall not be further adjusted as a result thereof."

[*Signature Page Follows*]

The Corporation has caused this Certificate of Amendment to be signed by its duly authorized and elected President on <u>April 6, 2022</u>.

Scrimmage Co.

By: _Matthew Dever_

Name: Matthew Dever

Title: President